INTEGRITY BROKERAGE SERVICES, INC.

December 31, 2019

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Integrity Brokerage Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Brokerage Services, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integrity Brokerage Services, Inc.'s management. My responsibility is to express an opinion on Integrity Brokerage Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integrity Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integrity Brokerage Services, Inc.'s financial statements. The Supplemental Information is the responsibility of the Integrity Brokerage Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as Integrity Brokerage Services, Inc.'s auditor since 2009.

Tarzana, California

January 27, 2020

INTEGRITY BROKERAGE SERVICES, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Checking Account	$	998
Clearing Deposit		150,045
Receivable from clearing organization		76,933
Fixed Assets at cost less accumulated deprec $84,077		-
Other assets		829
Total assets	$	228,805

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:

Commissions payable	$	57,073
Accounts Payable		2,446
Total liabilities		59,519

Stockholders' equity:

Common stock, no par value, 100,000 shares authorized;		
issued and outstanding		79,854
Retained earnings		89,432
Total stockholders' equity		169,286
Total liabilities and stockholders' equity	$	228,805

INTEGRITY BROKERAGE SERVICES, INC
STATEMENT OF INCOME
For the year ended 12/31/2019

REVENUE:

Commissions	$ 704,559
Mutual Fund Trails	20,413
Variable Annuity	401
Interest Income	15
Clearing Fees and Rebates	50,086
Other: Outside Bonds	29,270
Other: Hedge Fund Fees	69,833
Other: Alternative Investments	128,513
Total revenue	1,003,090

EXPENSES:

Clearing charges	112,357
Commission expense	648,262
Professional fees	10,599
Office Expense	5,273
Travel, meals and entertainment	972
Other operating expenses	57,560
Total expenses	835,023

NET INCOME BEFORE PROVISION FOR INCOME TAXES	$ 168,067

PROVISION FOR INCOME TAXES (Note 1)

Income tax expense	3,210
NET INCOME	$ 164,857

INTEGRITY BROKERAGE SERVICES, INC
STATEMENT OF STOCKHOLDERS EQUITY
For the year ended 12/31/2019

		Common Stock		Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2019	$	79,854	$	84,109	$163,963
Net Income				164,857	164,857
Withdrawals				(159,534)	(159,534)
For the year ended December 31, 2019	$	79,854	$	89,432	$ 169,286

INTEGRITY BROKERAGE SERVICES, INC
STATEMENT OF CASH FLOWS
For the year ended 12/31/2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	164,857
Adjustments to reconcile net income to net cash provided by operating activities:		
Clearing Deposit		(14)
Receivable from clearing organization		(39,168)
Other Assets		(47)
Increase (decrease) in:		
Commissions payable		18,461
Accounts payable		1,688
Total adjustments		(19,080)
Net cash provided by operating activities		145,777

CASH FLOWS FROM FINANCING ACTIVITIES:

Withdrawals		(159,534)
Net cash used in financing activities		(159,534)
Decrease in cash		(13,757)
Cash - beginning of year		14,755
Cash - end of year	$	998

Supplemental disclosure of cash flow information

Interest	$0
Income taxes	$3,210

Notes to Financial Statements
December 31, 2019

Note 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Business Activity</u>

Integrity Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation.

<u>Use of Estimates</u>

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

<u>Revenue Recognition</u>

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

<u>Fixed Assets</u>

Property and equipment are state at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straight-line method and a useful life of 39 years. Purchases greater than $1000 are capitalized.

<u>Income Taxes</u>

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in the financial statements. Income tax expense for 2019 was $3210.

Notes to Financial Statements
December 31, 2019

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Deposits in clearing accounts total $150,045. The Company has an agreement with Axos Clearing LLC to clear and maintain customer accounts for the Company.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2019

The management has reviewed the results of operations for the period from its year end December 31, 2019 through January 27, 2020 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

INTEGRITY BROKERAGE SERVICES, INC.

Notes to Financial Statements
December 31, 2019

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.[1]

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-end companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Contract Balances and transaction price allocated to remaining performance obligations

Note 2: NET FIXED ASSETS

Office Construction	$46,100
Office Equipment	$37,977
Accumulated Depreciation	(84,077)
Net Office Equipment	$ 0

Depreciation expense at December 31, 2019 was $0.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $168,457 of which $163,457 was in excess of its required minimum net capital. The Company's aggregate indebtedness $59,519 to net capital was 0.36 at December 31, 2019, which is less than the 15:1 limit. Minimum net capital is the greater of $5000 or 6 2/3% of aggregate indebtedness which means we have used $5000.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company is using a home office no rent is charged. In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has no rent obligation.

INTEGRITY BROKERAGE SERVICES, INC.
Statement of Net Capital
Schedule I
For the year ended December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Stockholders' equity, December 31, 2019	$ 185,192	$ 169,286	$ (15,906)
Subtract - Non allowable assets:			
Fixed Assets	-	-	-
Other assets	-	829	(829)
Tentative net capital	185,192	168,457	(16,735)
Haircuts:	0	0	-
	185,192	168,457	(16,735)
Minimum net capital	$ 5,000	$ 5,000	-
	$180,192	$163,457	$ -
Aggregate indebtedness	42,883	59,519	16,636
Ratio of aggregate indebtedness to net capital	0.23	0.36	

Difference is from the change from an $859 of an allowable to a non-allowable asset.
The $15,077 difference change in clearing receivable.

INTEGRITY BROKERAGE SERVICES, INC

For the year ended 12/31/2019

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii) and (k)(1)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) and (k)(1) exemptive provision.

Assertions Regarding Exemption Provisions

We, as directors of management of Integrity Brokerage Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer.

Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) and (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

Integrity Brokerage Services, Inc.

By:

_____

Joshua Helmle, CEO

1/27/20

_____
(Date)

BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) and (k)(1) (the "exemption provision") and (2) Integrity Brokerage Services, Inc., stated that Integrity Brokerage Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Integrity Brokerage Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 27, 2020